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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                           MILLER EXPLORATION COMPANY
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   600533 10 3
                                 (CUSIP Number)


                                 March 21, 1999
                              (Date of Event Which
                       Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages
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                                  SCHEDULE 13G
CUSIP No. 600533 10 3

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    SFS, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)                                                   (a) [ ]
                                                                         (b) [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

                         5   SOLE VOTING POWER
  NUMBER OF                  1,025,105
   SHARES
BENEFICIALLY             6   SHARED VOTING POWER
  OWNED BY                   0
    EACH
  REPORTING              7   SOLE DISPOSITIVE POWER
   PERSON                    1,025,105
    WITH
                         8   SHARED DISPOSITIVE POWER
                             0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,025,105

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                       [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    8.1%(1)

12  TYPE OF REPORTING PERSON (See Instructions)
    CO

----------------
(1) Based on the 12,614,874 share of Common Stock reported to be outstanding as of May 14, 1999 in the Issuer's most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission.


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ITEM 1.

   (a)  Name of issuer: Miller Exploration Company

   (b)  Address of issuer's principal executive offices: 3104 Logan Valley Road
                                                         Traverse City, Michigan
                                                         49685-0348

ITEM 2.

   (a) Name of persons filing: SFS, Inc.

   (b) Address of principal business office: 186 Wood Avenue South
                                             Iselin, New Jersey 08830

   (c) Citizenship

       The filing person is a corporation organized and existing under the laws of the State of Delaware.

   (d) Title of class of Securities: Common Stock, par value $.01 per share

   (e) CUSIP Number: 600533 10 3

ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).


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If this statement is filed pursuant to 240.13d-1(c), check this box.         [X]

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned: 1,025,105

        (b) Percent of class: 8.1%.

        (c) Number of shares as to which each person has:

                (i) sole power to vote or to direct the vote: 1,025,105

                (ii) shared power to vote or to direct the vote: 0

                (iii) sole power to dispose or to direct the disposition of:
                      1,025,105

                (iv) shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.


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ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the affect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 29, 1999

                                           SFS, INC.


                                           By: /s/ DAVID H. GETTS
                                              ----------------------------------
                                              Name: David H. Getts
                                                   -----------------------------
                                              Title: President
                                                    ----------------------------


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